Global Mofy Metaverse Ltd.

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China

August 14, 2023

Via Edgar Correspondence

Mr. Austin Pattan

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Mofy Metaverse Ltd. Amendment No. 5 to Registration Statement on Form F-1 Filed June 28, 2023 CIK No. 0001913749 File No. 333-268553

Dear Mr. Pattan,

This letter is in response to the letter dated July 10, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Global Mofy Metaverse Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 6 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1 filed on June 28, 2023

Consolidated Financial Statements as of March 31, 2023 and September 30, 2022

Note 2. Summary of Significant Accounting Policies

(s) Significant risks and uncertainties

Concentration and credit risk, page F-43

1. Please clarify your disclosures that indicate as of March 31, 2023 and September 30, 2022, cash balances in the PRC are $1,123,024 and $1,131,886, respectively. In this respect, we note that as of March 31, 2023 and September 30, 2022, cash balances on your consolidated balance sheets are $8,181,251 and $1,136,064, respectively. Tell us the amount of demand deposits placed with commercial banks for each period presented. Explain whether your demand deposits have fixed terms and whether you can withdraw the demand deposits at any time or use it for settlement. In this regard, please consider whether the demand deposits included in your cash balance qualify as cash equivalents. We refer you to ASC 230-10-45-6 and 50-1. If so, please revise the cash caption and disclosures accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the amount of demand deposits placed with commercial banks are $8,181,251 and $1,136,064 as of March 31, 2023 and September 30, 2022, respectively. The difference between cash balances in the PRC and the cash balance on the consolidated balance sheets as of March 31, 2023 and September 30, 2022 represents time deposits at banks in Cayman Islands. All of our demand deposits, including demand deposits in China and in Cayman Islands, have no fixed terms and we can withdraw the demand deposits at any time or use it for settlement. In this regards, we consider the demand deposits placed with commercial banks inside and outside of China qualify as cash in accordance with ASC 230-10-20.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Chief Executive Officer